Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

ABC-MART, INC. COMPLETES ACQUISITION OF

LACROSSE FOOTWEAR, INC.

Tokyo, Japan, August 17, 2012 / Portland, Oregon, August 16, 2012 – ABC-MART, INC. (TSE: 2670), Japan’s leading retailer of athletic, business and casual footwear, announced today the successful completion of its acquisition of LaCrosse Footwear, Inc. (NASDAQ: BOOT), a leading provider of premium, branded footwear for work and outdoor users, at a purchase price of $20.00 per share in cash. ABC-MART completed the acquisition through a cash tender offer by, and subsequent short-form merger of, a wholly owned subsidiary of ABC-MART with and into LaCrosse.

As a result of the merger, any shares of LaCrosse common stock not validly tendered and accepted for payment in the tender offer were converted into the right to receive $20.00 per share in cash, without interest. The depositary for the tender offer will mail to non-tendering shareholders materials necessary to exchange LaCrosse stock certificates for such payment.

As a result of the merger, shares of LaCrosse common stock ceased trading on the NASDAQ Global Market.

About ABC-MART, INC.

ABC-MART, INC. is a leading shoe retailer in Japan. It operates approximately 800 stores throughout the ABC-MART Group, with its store network expanding to South Korea and Taiwan. ABC-MART’s high customer recognition and approval have been established over the years by offering its customers a wide selection of fashionable shoes, ranging from formal business shoes, women’s pumps, to athletic footwear. The company owns brands such as HAWKINS® and NUOVO, develops in-house footwear, and sells affordable high-quality shoes. In addition, the company is a distributor in Japan to top brands such as VANS®, SPERRY TOP-SIDER®, and SAUCONY®, and supplies footwear to pro shops and boutiques.

For more information about ABC-MART, please visit ABC-MART’s Internet website at http://www.abc-mart.com. For additional investor information, see ABC-MART’s corporate website at http://www.abc-mart.co.jp.

About LaCrosse Footwear, Inc.

LaCrosse Footwear, Inc. is a leading developer and marketer of branded, premium and innovative footwear for work and outdoor users. The company’s trusted Danner® and LaCrosse® brands are sold to a network of specialty retailers and distributors in the United States, Canada, Europe and

Asia. Work consumers include people in law enforcement, transportation, mining, oil and gas exploration and extraction, construction, military services and other occupations that require high-performance and protective footwear as a critical tool for the job. Outdoor consumers include people active in hunting, hiking and other outdoor recreational activities.

For more information about LaCrosse Footwear products, please visit LaCrosse’s Internet websites at http://www.lacrossefootwear.com and http://www.danner.com. For additional corporate information, see LaCrosse’s corporate website at www.lacrossefootwearinc.com.

Media Contacts

ABC-MART, INC.

Jo Kojima, Director and Manager

Corporate Planning Office

+81-3-3476-5452 / ir_info@abc-mart.co.jp

LaCrosse Footwear, Inc.

David Carlson, Executive Vice President and Chief Financial Officer

+1-503-262-0110 ext. 1331